PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom

CGI posts strong full year and fourth quarter results

F2017 year-over-year highlights

•	Revenue of $10.8 billion, up 4.3% in constant currency;

•	Adjusted EBIT of $1.6 billion, or 14.6% of revenue;

•	Net earnings of $1.0 billion, or 9.5% of revenue;

•	Net earnings excluding specific items* of $1.1 billion, or 10.2% of revenue;

•	Diluted EPS of $3.41 or $3.65 excluding specific items*;

•	Bookings of $11.3 billion, or 104.1% of revenue; and,

•	Cash provided by operating activities of $1.4 billion or 12.5% of revenue.

Q4-F2017 year-over-year highlights

•	Revenue of $2.6 billion, up 2.5% in constant currency;

•	Adjusted EBIT of $395.8 million, or 15.2% of revenue;

•	Net earnings of $208.5 million, or 8.0% of revenue;

•	Net earnings excluding specific items* of $275.7 million, or 10.6% of revenue;

•	Diluted EPS of $0.70 or $0.93 excluding specific items*;

•	Bookings of $2.9 billion, or 111.7% of revenue; and,

•	Cash provided by operating activities of $352.1 million or 13.5% of revenue.

* Specific items in F2017 include: $65.3 million in restructuring costs and $6.5 million in acquisition-related and integration costs net of tax.
Specific items in F2016 include: $21.2 million in restructuring costs net of tax and tax adjustments of $8.5 million.
Specific items in Q4-F2017 include: $65.3 million in restructuring costs and $1.9 million in acquisition-related and integration costs net of tax.

Note: All figures in Canadian dollars. Fiscal 2017 MD&A, audited consolidated financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements - click here (PDF)

To access the MD&A - click here (PDF)

Montréal, Quebec, November 8, 2017 - CGI (TSX: GIB.A) (NYSE: GIB) reported revenue of $10.8 billion for the fiscal year ended September 30, 2017, up 1.5% compared with the year ago period. On a constant currency basis, revenue grew by 4.3% as foreign exchange fluctuations negatively impacted revenue by $293.3 million.

Adjusted EBIT was $1.6 billion for a margin of 14.6%, up $26.3 million from F2016.

Net earnings were $1.0 billion, representing $3.41 per diluted share. Net earnings excluding specific items, were $1.1 billion representing $3.65 per diluted share, up 5.5% from $3.46 last year.

For the year, the Company booked $11.3 billion in contract awards, bringing the book-to-bill for the fiscal year to 104.1% of revenue.

The Company generated $1.4 billion in cash from operations in F2017, or $4.48 per diluted share, an increase of $25.5 million from the year ago period.

“Around the world and across all industries, the digital needs of customers and citizens are driving investments in technology services across the enterprise,” said George D. Schindler, President and Chief Executive Officer. “As digital transforms expectations, CGI consultants bring end-to-end services and solutions that help clients adapt rapidly and effectively.”

In millions of Canadian dollars except earnings per share and where noted
	F2017	F2016
Revenue Growth at constant currency	10845.1 4.3%	10683.3 0.2%
Adjusted EBIT Margin	1,586.6 14.6%	1,560.3 14.6%
Net earnings	1,035.2	1,068.7
Margin	9.5%	10%
Earnings per share (diluted)	3.41	3.42
Net earnings excluding specific items*	1,107.0	1,081.5
Margin	10.2%	10.1%
Earnings per share (diluted) excluding specific items*	3.65	3.46
Weighted average number of outstanding shares (diluted)	303.3	312.8
Net finance costs	69.8	78.4
Net debt	1,749.4	1,333.3
Net debt to capitalization ratio	21.5%	15.8%
Cash provided by operating activities	1,358.6	1,333.1
Days sales outstanding (DSO)	47	44
Return on invested capital (ROIC)	13.7%	14.2%
Return on equity (ROE)	16.1%	17.2%
Bookings	11,284.4	11,730.7
Backlog	20,812.7	20,893.2

* Specific items in F2017 include: $65.3 million in restructuring costs and $6.5 million in acquisition-related and integration costs net of tax.
Specific items in F2016 include: $21.2 million in restructuring costs net of tax and tax adjustments of $8.5 million.

At the end of F2017, the Company had $165.9 million in cash and $1.3 billion in unused credit facilities. Net debt was $1.7 billion dollars, compared to $1.3 billion in the year ago period. As a result, the net debt to capitalization ratio increased to 21.5% from 15.8%.

The Company invested a total of $1.2 billion throughout the year to repurchase 19.9 million shares, at an average price of $62.55. Under the current Normal Course Issuer Bid, an additional 7.4 million shares can be purchased for cancellation before February 6, 2018.

Q4 Fiscal 2017 results

CGI reported fiscal 2017 fourth quarter revenue of $2.6 billion, up 1.0% compared with last year. On a constant currency basis, revenue grew by 2.5% as foreign exchange fluctuations negatively impacted revenue by $39.1 million.
Adjusted EBIT was $395.8 million or 15.2% of revenue, stable from the year ago period.

Net earnings were $208.5 million in Q4-F2017 and earnings per diluted share were 70 cents. Net earnings excluding specific items, were $275.7 million representing 93 cents per diluted share, which compares to $274.4 million or 89 cents last year.

The Company booked $2.9 billion in contract awards or 111.7% of revenue, up $54.6 million from Q4-F2016. At the end of September, the Company’s backlog stood at $20.8 billion.

Cash generated from operating activities was $352.1 million or 13.5% of revenue, compared with $401.8 million in the year ago period.

In millions of Canadian dollars except earnings per share and where noted
	Q4-F2017	Q4-F2016
Revenue Growth at constant currency	2,608.1 2.5%	2,582.4 2.8%
Adjusted EBIT Margin	395.8 15.2%	395.1 15.3%
Net earnings	208.5	274.4
Margin	8.0%	10.6%
Earnings per share (diluted)	0.70	0.89
Net earnings excluding specific items*	275.7	274.4
Margin	10.6%	10.6%
Earnings per share (diluted) excluding specific items*	0.93	0.89
Weighted average number of outstanding shares (diluted)	297.6	309.6
Net finance costs	16.6	17.6
Net debt	1,749.4	1,333.3
Net debt to capitalization ratio	21.5%	15.8%
Cash provided by operating activities	352.1	401.8
Days sales outstanding (DSO)	47	44
Return on invested capital (ROIC)	13.7%	14.2%
Return on equity (ROE)	16.1%	17.2%
Bookings	2,912.9	2,858.3
Backlog	20,812.7	20,893.2

*Specific items in Q4-F2017 include: $65.3 million in restructuring costs and $1.9 million in acquisition-related and integration costs net of tax.
Conference call to discuss Q4 and Full-Year F2017 results
Management will host a conference call to discuss results at 9 a.m. EST this morning. Participants may access the call by dialing (800)-377-0758 or via cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a replay and downloadable podcast will remain available on cgi.com/investors.
About CGI
Founded in 1976, CGI is the fifth largest independent IT and business consulting services firm in the world. With approximately 71,000 professionals worldwide, CGI delivers an end-to-end portfolio of high-end IT and business consulting services, systems integration and IT and business process outsourcing services. CGI’s client proximity model, best-fit global delivery network, and intellectual property solutions help clients accelerate results and digitally transform their organizations. With annual revenue of C$10.8 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

Non-GAAP financial metrics used in this release: Adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE, growth at constant currency and net earnings and diluted EPS excluding specific items.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 and 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.
Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E

of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified or incorporated by reference in this press release, in CGI’s annual and/or quarterly Management’s Discussion and Analysis and in other public disclosure documents filed with the Canadian securities regulatory authorities (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Lorne Gorber
Executive Vice-President, Global Communications and Investor Relations
+1 (514) 841-3355
lorne.gorber@cgi.com